Exhibit 99.1

Rogers Communications Inc. Announces Pricing of Canadian Offering of $1.5 billion Debt Securities

TORONTO, March 26, 2020 (GLOBE NEWSWIRE) — Rogers Communications Inc. (“RCI”) announced today that it has priced a Canadian offering of $1.5 billion aggregate principal amount of 3.65% senior notes due 2027 (the “Notes”). The net proceeds from the issuance of the Notes will be approximately $1.484 billion. RCI expects to use the net proceeds of this Canadian offering for general corporate purposes, which may include repayment of maturing short-term debt or other borrowings. The sale of the Notes is expected to close on March 31, 2020.

The Notes were offered on a best efforts basis in each of the provinces of Canada through a syndicate of agents. This Canadian offering was only made by prospectus. Rogers will be filing a prospectus supplement relating to the offering with the securities regulatory authorities in each of the provinces of Canada. Before making an investment decision, investors should read the prospectus supplement and the accompanying short form base shelf prospectus dated April 27, 2018, which together contain detailed information about the Notes being offered. Copies of this prospectus supplement and accompanying base shelf prospectus may be obtained over the Internet under our profile at the Canadian Securities Administrators’ website at www.sedar.com.

About the Company:

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential services, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Glenn Brandt, (416) 935-3571, gbrandt@rci.rogers.com